SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Alcobra Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M2239P109

(CUSIP Number)

December 31, 2013

________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2239P109	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons Dalia Megiddo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,803,817
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,803,817
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,803,817
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 21.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. M2239P109	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

Alcobra Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of Dalia Megiddo (the “Reporting Person”).

Item 2(b). Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Person is:

35 Ahad Ha'am St.

Tel Aviv 6520206 Israel

Item 2(c). Citizenship:

Dalia Megiddo is an Israeli citizen.

Item 2(d). Title of Class of Securities:

Ordinary Shares

Item 2(e). CUSIP Number:

M2239P109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. M2239P109	13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________________________________________

Item 4. Ownership.

(a) Amount beneficially owned:

2,803,817shares

(b) Percent of class:

21.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,803,817shares

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,803,817 shares

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. M2239P109	13G	Page 5 of 6 Pages

Item 10. Certification.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

CUSIP No. M2239P109	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
(Date)

/s/ Dalia Megiddo
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).